July 17, 2012

Via EDGAR

Tom Kluck
Legal Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    Mid-America Apartment Communities, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-12762

Dear Mr. Kluck:

We have reviewed your letter dated July 10, 2012, regarding the above referenced filing and have prepared the following responses to your comments. The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2011:

Development, Renovation, and Repositioning Strategy, page 10

1.
In future Exchange Act periodic filings, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

Response:

The Company advises the Staff that in future Exchange Act periodic filings, to the extent it has a significant development/redevelopment portfolio, it will expand its disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

Item 7. Management's Discussion and Analysis of Financial Condition ..., page 34

2.
We note your average effective rent and overall occupancy disclosure on page 37. In future Exchange Act periodic reports, please accompany this disclosure with same store occupancy trends and same store average rent trends, as adjusted for leasing incentives.

Response:

The Company advises the Staff that in future Exchange Act periodic filings, it will accompany its disclosure of average effective rent and overall occupancy with same store occupancy trends and same store average rent trends, as adjusted for leasing incentives.

Liquidity and Capital Resources, page 43

3.
We note your disclosure regarding shares sold through your ATM program. In future Exchange Act periodic reports, please disclose the average price and/or gross proceeds and the amount remaining in your ATM program.

Response:

The Company advises the Staff that in future Exchange Act periodic filings, it will disclose the average price and/or gross proceeds and the amount remaining in its ATM program.

Mid-America Apartment Communities, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address the comments and requests for additional information that you have raised. Should you have any questions concerning our responses to your questions and comments, please feel free to contact Micah Holton, Senior Vice President, Controller, at (901) 435-5359 or micah.holton@maac.com, or myself at (901) 248-4169 or al.campbell@maac.com.

Cordially,

/s/Albert M. Campbell, III
Albert M. Campbell, III
Executive Vice President and Chief Financial Officer